Part II Item 1a

The Cash Trading Desk and No-Touch (Electronic) Trading Desks of Piper Sandler & Co. (Piper) (MPID: PIPR), the Broker-Dealer Operator, are permitted to direct ~~orders,~~ conditional and firm orders, to XE, the name of the NMS Stock ATS (MPID: PJCX). Indications of interest are not permitted to be entered into the ATS either from trading units of the Broker-Dealer Operator or Subscribers. All orders handled by Piper are handled on a not-held basis including all Subscribers orders. The Cash Trading Desk of Piper Sandler & Co. can submit orders to XE in an agency, principal, or riskless principal capacity and on the same terms and conditions as other Subscribers through a direct FIX connection or through algorithmic trading strategies that are configured to have XE as a routing destination (as described further in Part III, Item 5). The Cash Trading Desk is designed tohandle and execute orders of Pipers customers and is comprised of the Program Trading Desk and the Market Making Desk. The Program Trading Desk is comprised of dedicated traders that execute agency orders received from customers related to trading in multiple securities as part of a strategy (e.g., basket or portfolio trading). The Market Making Desk is comprised of dedicated traders that execute agency orders received from customers related to individual equity securities (i.e., single stocktrading). The Market Making Desk also makes markets for certain securities. Subscribers of XE can also send orders to the ATS directly, through Pipers No-Touch (Electronic) Trading Desk. The No-Touch (Electronic) Trading Desk offers Subscriber access to the ATS via a customizable routing table of algorithmic trading strategies or as a standalone destination. Only agency orders can be sent to the ATS through the No-Touch Trading Desk unit of Piper. The Cash Trading Desk cannot submit orders to XE through the No-Touch Trading Desk.

Part II Item 5a

Piper, the Broker-Dealer Operator, offers a suite of trading algorithms to its customers that access public (e.g., exchanges) and private (e.g., XE, the NMS Stock ATS, MPID: PJCX) marketplaces as part of their respective execution strategies. These trading algorithms include Trajectory, Liquidity Aggregation, and Benchmark, VWAP, and TWAP strategies. Subscribers can access these algorithms through either the No-Touch (Electronic) Trading Desk or through the Cash Trading Desk. Piper offers algorithmic customization capabilities to its customers such that the algorithm can be configured to include XE as one of the ~~algorithms~~ routing destinations. Piper does not offer execution management systems (EMS), order management systems (OMS), data feeds, or separate products related to the trading interest and executions in XE.

Part II Item 6a

Piper Sandler & Co. (Piper) does not have any employees solely responsible for XE, the NMS Stock ATS. For purposes of XE, Piper considers Subscribers orders bound for XE (whether by algorithm or direct FIX connection), any live or resting order interest in XE, and any matched but unexecuted orders (such as in the On Close Match Book) to be confidential (Confidential ATS Information). After orders are executed in XE, Piper no longer considers the order information to be confidential because the execution information must be reported to the tape and transmitted for clearance and settlement purposes to the appropriate parties. Piper does not use any Confidential ATS Information or post-execution data from XE to inform its own trading or that of other customers or Subscribers to drive investment decisions. Piper does not share client execution information with any other clients, nor use client execution information in any Firm trading decisions. GENERAL OPERATION OF XE Certain employees in the: (i) Compliance, (ii) Risk Management, (iii) Technology, (iv) and Global Middle Office Departments of Piper that support the operation of XE (Select ATS Employees) have access to Confidential ATS Information. Subject to the Pipers policies and procedures, certain other employees may be granted access to the confidential trading information in the ATS as necessary on an ad hoc basis (e.g., an employee in the Legal Department may be given access to certain Confidential ATS Information to respond to a regulatory inquiry or investigate a disputed trade). The Equities Associate Compliance Director and Head of the Global Middle Office review and approve all initial and ad hoc employee requests for access to XE based on their need for access to XE and the employees purpose or function with respect to XE. The primary functions of Select ATS Employees in the Compliance, Risk Management, and Global Middle Office with respect to XE are related to monitoring and compliance. The Equities Associate Compliance Director, Equities Risk Officer, and one additional Compliance support personnel conduct real-time and post-trade supervision of the orders and matching in the ATS to monitor for potential issues (e.g., if a Subscriber tries to cancel its order, but the order remains in the system), trade reporting accuracy, and trade reporting timeliness. The Equities Risk Officer and other designated Select ATS Personnel in the Technology, Compliance, and Global Middle Office Departments in the Equities Risk Officers absence have the ability to intercede if there is a system malfunction and can manually cancel live orders in the event that the system is not able to execute orders. Select ATS Employees in the Technology Department have access to the confidential trading information in the ATS to provide technical support, infrastructure support and alert response, testing and trouble-shooting, as well as updating, implementing, or restricting permissions to the ATS as needed and in coordination with Select ATS Employees in the Compliance, Risk Management, and Global Middle Office Departments. The Employee Access area of the Technology Department administers the approval process for access to various Broker-Dealer Operator systems and is responsible for maintaining records of employee access to such systems. Quarterly, the Employee Access area of the Technology Department performs an entitlement review and sends a list of all employees with access to Confidential ATS Information to the Head of the Global Middle Office where the information is reviewed and employees are reapproved or removed based on their need to have access to the information. Select ATS Employees in the Global Middle Office have access to post-execution booking and allocation information for all trades of the Broker-Dealer Operator, including those executed in XE, but these employees do not have access in real-time to any live orders in XE. OTHER FUNCTIONS OF SELECT ATS EMPLOYEES The Compliance, Risk Management, Technology and Global Middle Office Departments (including Select ATS Employees noted above) also perform other functions for the Broker Dealer Operator which generally do not require that the Piper employees have access to

Confidential ATS Information to perform these functions. The Compliance Department is responsible for establishing, maintaining, and enforcing written policies and procedures that are reasonably designed to ensure that employees of Piper comply with the applicable regulatory requirements and the federal securities laws and rules thereunder, including with respect to XE. The Risk Management Department is primarily responsible for setting credit or trading limits for each new customer of Piper, including XE Subscribers. These limits are determined during the Market Access Rule (15c3-5) Risk Assessment during the account opening process. Certain of these limits can be changed intraday (either temporarily or permanently) through the Risk Management Department in accordance with Pipers written policies and procedures for all of Pipers customer, including XE Subscribers. The Global Middle Office supports Pipers equity sales and trading group, the fixed income sales and trading group, and Pipers public finance underwriting business. The Global Middle Office works with Pipers partners and clients to ensure trades are billed and reported in a timely manner, that customer and contra party concerns are resolved, that inventories are balanced daily, and that underwritings are processed properly. As a result of these functions, the Global Middle Office works with the various front-end trading systems as well as the middleware used to allocate and/or process transactions as well as for Pipers back office. Pipers front-end systems are monitored for order and trade rejects, and the Global Middle Office can access these front-end system in order to facilitate trade error corrections, including for front-end systems that can access XE. The Technology Department is responsible for all aspects of Pipers technology including maintenance, upgrades, development, and testing of systems, including XE. ALGORIMITHIC TRADING STRATEGIES ACCESSING XE As described in greater detail in Part III, Item 5, one means of access to XE is through algorithmic trading strategies offered by Piper, which can be accessed directly via the No-Touch (Electronic) Trading Desk or through the Cash Trading Desk. The algorithm engine rests on separate servers from XE and is connected to XE via a direct FIX connection. In light of their roles within the Broker Dealer Operator, Select Employees in the Compliance, Risk Management, Technology, and Global Middle Office Departments have access to trading information regarding orders submitted to XE via a trading algorithm. These employees are able to see where all orders are routed through Pipers trading algorithms to ensure the algorithms are operating appropriately and to address any issues that might arise. In addition, certain permissioned traders at the Cash Trading Desk (comprised of the Program Trading Desk and Market Making Desk) are able to see certain orders routed to XE on behalf of Subscribers via an algorithmic trading strategy in order to ensure that the algorithm is functioning as intended. Specifically, traders on the Program Trading Desk are able to see order and execution information regarding orders that they submitted to XE via a trading algorithm, but cannot see orders submitted by the Market Making Desk via a trading algorithm. Similarly, traders on the Market Making Desk are able to see order and execution information regarding orders that they submitted to XE via a trading algorithm, but cannot see orders submitted by the Program Trading Desk. Pipers Head of Trading and/or his/her designee(s) is able to see Subscriber orders submitted via trading algorithm from both the Market Making and Program Trading Desks as part of their supervisory function. FIX CONNECTION In addition, Select ATS Employees in the Technology Department are responsible for establishing, maintaining, and troubleshooting issues relating to FIX connectivity for Piper and other Subscribers. These Select ATS Employees have access to Confidential ATS Information submitted through a direct FIX connection and may also be able to see orders routed to XE via an algorithmic trading strategy depending on their specific functions in the Technology Department. In addition, traders on the Cash Trading Desk are able to see orders that they submitted via FIX connection to XE. Similar to the structure with respect to orders routed to XE via algorithms as described above, traders on the Program Trading Desk can see orders that they submitted to XE via FIX connection, but cannot see orders submitted by the Market Making desk to XE via FIX connection and vice-versa. Similarly, employees on the No-Touch Trading Desk responsible for monitoring and assisting No-Touch clients are able to see where all of the child orders routed to execution venues for the no touch client orders are sent. The XE ATS may be one of the execution venues that the child orders were routed to for execution. Therefore, these employees of our No-Touch Trading Desk can see the child orders routed from their No-Touch clients that were sent to the XE ATS via the No-Touch Trading Desk.   Pipers Head of Trading and/or his/her designee(s) can see orders routed via FIX connection by both the Program Trading and Market Making desks.

Part II Item 7a
GENERALLY XE, the NMS Stock ATS, is separate from Piper Sandler & Co. (Piper), the Broker-Dealer Operators other trading systems and is individually password protected. Piper considers Subscribers live orders routed to XE to be confidential (Confidential ATS Information). Piper does not use Confidential ATS Information to inform its principal trading activities. XE is housed in a separate server from Pipers algorithmic trading engine. Both servers are located on a separate floor from Piper traders on the Cash Trading Desk. EMPLOYEES WITH ACCESS TO CONFIDENTIAL ATS INFORMATION Access to Confidential ATS Information is restricted to Select ATS Employees of Piper as described in Part II, Item 6(a). In order for employees to access Confidential ATS Information, an employee must fill out a request form and submit to the Employee Access area of the Technology Department. The request for access is then reviewed by the Compliance Director and Head of the Global Middle Office based on the employees need for access to XE and their purpose or function with respect to XE. Quarterly, the Employee Access area of the Technology Department performs an entitlement review and sends a list of all employees with access to the XE ATS to the Head of the Global Middle Office where the information is reviewed and employees are reapproved or removed based on their continued need to have access to the information (e.g., based on the employees current role and whether access is necessary to support the functions of XE) and functions with respect to XE. Select ATS Employees are prohibited from sharing Confidential ATS Information with employees and other persons not authorized to receive Confidential ATS Information. Pipers policies and procedures, consistent with FINRA rules, prohibit traders from front-running or trading ahead

of Piper customers, including Subscribers to XE. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION Orders can be sent to XE indirectly via certain algorithmic trading strategies offered by Piper. The Piper systems that support these algorithms have access to orders sent to XE by the trading algorithm. Traders on the Cash Trading Desk can see orders that they have routed to XE through an algorithmic trading strategy in order to ensure the algorithm is operating appropriately. However, such traders are not able to see orders routed to XE by Subscribers via the No-Touch Trading Desk. Certain Piper employees (i.e., Select ATS Employees as described in Part II, Item 6(a)) that are responsible for monitoring and compliance functions and for maintaining and troubleshooting issues that arise with respect Subscribers FIX connections or trading algorithms that are configured to route orders to XE, are able to see Subscribers orders sent to XE through FIX connections or Pipers algorithm engine in carrying out these functions. PERSONAL TRADING POLICY All Select ATS Employees and any other personnel provided with access to Confidential ATS Information on an ad hoc basis are not permitted to trade for their own personal account in any side/symbol for which Piper is handling a customer order at that time or that is currently trading in the ATS. Similarly, even though they only have access to Confidential ATS Information with respect to orders they submitted to XE, all traders on the Cash Trading Desk are also subject to the same restrictions. All equity and option trades for the above mentioned employees are subject to the Firms pre-approval and subsequently, a 20 calendar day holding period for equities (5 day no holding period if the security is an ETF or index). When Select ATS Employees and traders on the Cash Trading Desk place a trade request through Pipers trade approval system, the system checks for live customer orders with Piper and that are in the NMS Stock ATS. These trade requests are denied if there are any live customer orders with the same side/symbol for either Piper or the ATS. If a trade request is approved, the order must be executed within 15 minutes of the time of approval. Piper monitors Select ATS Employees (as well as other Piper employees) to ensure trades were preapproved and that securities are held for the required holding periods. Piper also maintains a restricted list of securities in which no Piper employees is permitted to trade. WRITTEN OVERSIGHT PROCEDURES As noted above, Piper performs a quarterly review of all employees with access to Confidential ATS Information, and those that no longer have a need to access Confidential ATS Information based on their functions will have their access terminated. All requests for access to Confidential ATS Information are reviewed and approved by both the Global Middle Office and Compliance Department. Piper reviews its policies and procedures relating to XE, including its personal trading policy, at least once annually. With respect to the personal trading policy of employees with access to Confidential ATS Information and Piper traders, the Compliance Department monitors trading activity for any violation of the Firms employee trading policies and holding period requirements. Employees are required to attest to Pipers policies and procedures on an annual basis.